UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated October 24, 2012, announcing the results of the Company's 2012 annual general meeting of shareholders and the implementation of a one-for-ten reverse stock split of the Company's issued and outstanding shares of common stock, par value $0.001 per share.

This Report on Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-164370) and prospectus supplement filed with the U.S. Securities and Exchange Commission on October 12, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: October 24, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 99.1

PARAGON SHIPPING ANNOUNCES RESULTS OF
2012 ANNUAL GENERAL MEETING OF
SHAREHOLDERS AND IMPLEMENTATION OF REVERSE STOCK SPLIT

ATHENS, Greece (October 24, 2012) - Paragon Shipping Inc. (NYSE: PRGN) ("Paragon Shipping" or the "Company"), today announced the results of its 2012 Annual General Meeting of Shareholders (the "Meeting").

The following proposals, comprising all of the proposals voted on at the Meeting, were approved and adopted at the Meeting:

1.	The election of Mr. Michael Bodouroglou as Class C Director to serve until the Company's 2015 Annual General Meeting of Shareholders;

2.	The ratification of the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2012; and

3.
The approval of an amendment to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding shares of common stock by a ratio of one-for-ten and the authorization of the Company's Board of Directors to implement the reverse stock split by filing such amendment with the Registrar of Corporations of the Republic of the Marshall Islands.

Reverse Stock Split

The Company today also announced that the Board of Directors has decided to implement the reverse stock split approved by shareholders at the Meeting.  The Company anticipates the reverse stock split will become effective as of the close of trading on November 5, 2012 and that the Company's common stock will commence trading on a split-adjusted basis on the New York Stock Exchange ("NYSE") as of the open of trading on November 6, 2012.

Upon effectiveness of the reverse stock split, each ten (10) shares of the Company's issued and outstanding common stock automatically and without any action on the part of the respective holders thereof will be combined and converted into one (1) issued and outstanding share of common stock. This will reduce the number of issued and outstanding shares of the Company's common stock from approximately 61.0 million to approximately 6.1 million.  The number of authorized shares of the Company's common stock will not be affected by the reverse split.

No fractional shares will be issued in connection with the reverse stock split.  Shareholders who would otherwise hold a fractional share of the Company's common stock will receive a cash payment in lieu of such fractional share.

After the reverse stock split takes effect, shareholders holding physical share certificates will receive instructions from the Company's exchange agent regarding the process for exchanging their shares. Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts after November 5, 2012.  Beneficial holders may contact their bank, broker, or nominee for more information.

About Paragon Shipping Inc.
Paragon Shipping is a Marshall Islands-based international shipping company with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. The Company's current fleet consists of twelve drybulk vessels with a total carrying capacity of 779,270 dwt. In addition, the Company's current newbuilding program consists of two Handysize drybulk carriers and two 4,800 TEU Containerships. Paragon Shipping has granted Box Ships Inc., an affiliated company, the option to acquire its two Containerships under construction. For more information, visit: www.paragonship.com (the information contained on the Company's website does not constitute part of this press release).

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include without limitation the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts

Paragon Shipping Inc.
info@paragonship.com

Allen & Caron Inc.
Rudy Barrio
r.barrio@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300